UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OFCORPORATION FINANCE
Mail Stop 3561

March 1, 2006

Mr. Paul W. Hoelscher, Vice President and Corporate Controller
Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160

Re: Alberto-Culver Company
Form 10-K for the fiscal year ended September 30, 2005
Filed December 9, 2005
File No. 001-05050

Dear Mr. Hoelscher:

We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief